Exhibit 99.2

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the quarters ended September 30, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2015		September 30, 2014
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	3,005,080	472,400	3,752,189	589,846
Cost of goods sold	(2,418,247)	(380,150)	(3,036,483)	(477,337)
Gross profit	586,833	92,250	715,706	112,509
Other operating (expense)/income	(24,462)	(3,845)	39,574	6,221
Research and development costs	(132,320)	(20,801)	(134,939)	(21,212)
Selling, distribution and administrative costs	(355,900)	(55,948)	(392,725)	(61,737)
Operating profit	74,151	11,656	227,616	35,781
Finance costs	(30,903)	(4,858)	(51,729)	(8,132)
Share of loss of associates	(6)	(1)	(3)	—
Share of loss of joint ventures	(5,922)	(931)	(2,929)	(460)
Gains arising from acquisitions	—	—	95,192	14,964
Profit before tax	37,320	5,866	268,147	42,153
Income tax expense	(18,982)	(2,984)	(38,068)	(5,984)
Profit for the period	18,338	2,882	230,079	36,169
Attributable to:
Equity holders of the parent	349	54	143,785	22,604
Non-controlling interests	17,989	2,828	86,294	13,565
	18,338	2,882	230,079	36,169
Net earnings per common share:
Basic	0.01	0.0014	3.77	0.59
Diluted	0.01	0.0014	3.77	0.59
Unit sales	84,170		111,023

CHINA YUCHAI INTERNATIONAL LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

For the nine months ended September 30, 2015 and 2014

(RMB and US$ amounts expressed in thousands, except per share data)

	September 30, 2015		September 30, 2014
	RMB ‘000	US$ ‘000	RMB ‘000	US$ ‘000
Revenue	10,806,986	1,698,864	12,515,247	1,967,404
Cost of goods sold	(8,708,554)	(1,368,990)	(10,194,350)	(1,602,558)
Gross profit	2,098,432	329,874	2,320,897	364,846
Other operating (expense)/income	(6,461)	(1,016)	81,106	12,750
Research and development costs	(384,477)	(60,440)	(362,041)	(56,913)
Selling, distribution and administrative costs	(1,064,498)	(167,340)	(1,138,450)	(178,965)
Operating profit	642,996	101,078	901,512	141,718
Finance costs	(94,284)	(14,822)	(120,185)	(18,893)
Share of profit of associates	57	9	152	24
Share of loss of joint ventures	(19,252)	(3,026)	(27,120)	(4,263)
Gains arising from acquisitions	—	—	95,192	14,964
Profit before tax	529,517	83,239	849,551	133,550
Income tax expense	(119,089)	(18,721)	(152,429)	(23,962)
Profit for the period	410,428	64,518	697,122	109,588
Attributable to:
Equity holders of the parent	282,104	44,346	489,111	76,889
Non-controlling interests	128,324	20,172	208,011	32,699
	410,428	64,518	697,122	109,588
Net earnings per common share:
Basic	7.32	1.15	13.02	2.05
Diluted	7.32	1.15	13.02	2.05
Unit sales	304,424		390,731

CHINA YUCHAI INTERNATIONAL LIMITED

SELECTED UNAUDITED CONSOLIDATED BALANCE SHEET ITEMS

(RMB and US$ amounts expressed in thousands)

	As of September 30, 2015 (Unaudited)		As of December 31, 2014 (Audited)
	RMB ‘000	US$ ‘000	RMB ‘000
Cash and bank balances	2,421,155	380,607	2,509,034
Trade and bills receivables	9,116,666	1,433,145	8,113,094
Inventories	1,673,509	263,077	1,921,180
Trade and bills payables	4,245,794	667,441	4,214,289
Short-term and long-term interest bearing loans and borrowings	2,668,046	419,418	2,286,717
Equity attributable to equity holders of the parent	7,177,376	1,128,288	6,988,432

# # #